

April 19, 2012

Via Facsimile
Mr. Xiong Xu
Chief Executive Officer
Oakridge International Corporation
Suite 1609, 16/F, Jie Yang Building
271 Lockhart Road, Wanchai, Hong Kong

> **Re:** **Oakridge International Corporation**
> **Form 10-K/A for Fiscal Year Ended June 30, 2011**
> **Filed April 11, 2012**
> **Response dated April 11, 2012**
> **File No. 333-152312**

Dear Mr. Xu:

We have reviewed your response dated April 11, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Report of Independent Registered Public Accounting Firm, pages F-1 and F-2

1.   We reviewed the revisions to your audit reports in response to comment one in our letter dated February 7, 2012. Please have your auditors further revise the opinion paragraph of their reports to cover not only the consolidated financial position as of the end of the applicable fiscal year, but also the related consolidated statements of operations and cash flows for the applicable fiscal year and inception to date periods. Please file the revised audit reports in an amendment that includes, at a minimum, a cover page, explanatory note, Items 8 and 15 in their entirety, signatures and currently dated Section 302 and 906 certifications.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief